SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 3)

OFS Capital Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
67103B100
(CUSIP Number)
Tod K. Reichert
c/o OFS Capital Corporation
10 S. Wacker Drive
Chicago, IL 60606
Telephone: (847) 734 - 2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2023
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Orchard First Source Asset Management Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,946,474
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,946,474
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.00%
14.	Type of Reporting Person (see instructions) OO

1.	Names of Reporting Persons Richard S. Ressler
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 12,073
	8.	Shared Voting Power 2,946,474
	9.	Sole Dispositive Power 12,073
	10.	Shared Dispositive Power 2,946,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,958,547
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.09%
14.	Type of Reporting Person (see instructions) IN

1.	Names of Reporting Persons The OI3 2019 Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,946,474
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,946,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.00%
14.	Type of Reporting Person (see instructions) OO

1.	Names of Reporting Persons Orchard Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,946,474
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,946,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.00%
14.	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons Orchard Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,946,474
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,946,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.00%
14.	Type of Reporting Person (see instructions) OO

1.	Names of Reporting Persons OI3, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,946,474
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,946,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.00%
14.	Type of Reporting Person (see instructions) OO

Explanatory Note
This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the initial statement on Schedule 13D (the “Initial Statement”) filed on January 13, 2020, as amended by Amendment No. 1 to the Initial Statement, dated September 27, 2021 (“Amendment No. 1”) and Amendment No. 2 to the Initial Statement, dated January 10, 2023 (“Amendment No. 2”, and together with Amendment No. 1 and the Initial Statement, the “Statement”) relates to the common stock, par value $0.01 per share (collectively, the “Common Shares”) of OFS Capital Corporation, a Delaware corporation (the “Issuer”), and is filed by Orchard First Source Asset Management Holdings, LLC, a Delaware limited liability company (“OFSAM Holdings”), Mr. Richard S. Ressler (“Mr. Ressler”), the Trust, OCC, OI and OI3 (collectively, the “Reporting Persons”). Except as otherwise described herein, the information contained in the Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended by deleting the penultimate paragraph thereof (relating to OI) and adding the following paragraph in its place immediately prior to the last paragraph thereof:
OI3 is a Delaware limited liability company, the owner of which is the Trust. OI is a Delaware limited liability company, an owner of which is OI3. OCC is the manager of OI3 and OI, and has sole investment authority with respect to assets held by OI3 and OI, respectively.

Item 5.	Interest in Securities of the Issuer

(a) OFSAM Holdings directly owns 2,946,474 Common Shares (approximately 22.00% of the Common Shares outstanding).
OI has shared voting and disposition control over 2,946,474 Common Shares, or approximately 22.00% of the Common Shares outstanding, by virtue of its shared control of OFSAM Holdings.
Mr. Ressler directly owns 12,073 shares and has sole voting and disposition over such shares. Mr. Ressler may be deemed to beneficially own 2,958,547 Common Shares, or approximately 22.09% of the outstanding Common Shares, held by OI by virtue of being (i) the investment trustee of the Trust, which is the owner of OI3 (which is an owner of OI) and (ii) the control person of OCC, which is the manager of OI and OI3.
The Trust may be deemed to beneficially own 2,946,474 Common Shares, or approximately 22.00% of the outstanding Common Shares, by virtue of its indirect ownership interests in OI. OI3 may be deemed to beneficially own 2,946,474 Common Shares, or approximately 22.00% of the outstanding Common Shares, by virtue of its direct ownership interests in OI.
OCC may be deemed to beneficially own 2,946,474 Common Shares, or approximately 22.00% of the outstanding Common Shares, held by OI by virtue of being the manager of OI and OI3.
(b) OFSAM Holdings has the sole power to vote and dispose of 2,946,474 Common Shares. OI, Mr. Ressler, OI3, the Trust and OCC have shared power to vote and dispose of 2,946,474 Common Shares. Mr. Ressler has the sole power to vote and dispose of 12,073 Common Shares.
(c) On June 30, 2023, the Trust transferred the interests of OI held by it to OI3. Except as set forth herein, the Reporting Persons have not effected any transactions in the Common Shares in the past sixty (60) days.
(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated July 5, 2023, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 5, 2023

ORCHARD FIRST SOURCE ASSET MANAGEMENT HOLDINGS, LLC, a Delaware limited liability company

By: Orchard First Source Capital, Inc., its Manager

By:	/s/ Tod K. Reichert
Name:	Tod K. Reichert
Title:	Managing Director

OI3, LLC, a Delaware limited liability company

By: Orchard Capital Corporation, its Manager

By:	/s/ Nicholas V. Morosoff
Name:	Nicholas V. Morosoff
Title:	Officer of Manager

ORCHARD CAPITAL CORPORATION, a California corporation

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	President

THE OI3 2019 TRUST

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	Investment Trustee

[Signature Page to SEC Schedule 13D for OFS Capital Corporation]

ORCHARD INVESTMENTS, LLC, a Delaware limited liability company

By: Orchard Capital Corporation, its Manager

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	President

/s/ Richard S. Ressler
Richard S. Ressler, Individually

[Signature Page to SEC Schedule 13D for OFS Capital Corporation]